Exhibit 99.1

EXECUTION VERSION

ARRANGEMENT AGREEMENT

AMONG

BROOKFIELD INFRASTRUCTURE CORPORATION

and

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

and

1505109 B.C. LTD.

and

BROOKFIELD CORPORATION

October 9, 2024

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TABLE OF CONTENTS

(continued)

		Page

7.6	Waiver	17
7.7	Entire Agreement.	18
7.8	Governing Law; Attornment.	18
7.9	Limitation on Liability.	18
7.10	Severability.	18
7.11	Counterparts; Facsimiles.	18

SCHEDULE A PLAN OF ARRANGEMENT		1

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ARRANGEMENT AGREEMENT

This Arrangement Agreement made as of the 9th day of October, 2024,

A M O N G:

BROOKFIELD INFRASTRUCTURE CORPORATION, a corporation existing under the laws of British Columbia,

(hereinafter referred to as the “Company”)

- and -

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., an exempted limited partnership existing under the laws of Bermuda,

(hereinafter referred to as the “Partnership”)

- and -

1505109 B.C. LTD., a corporation existing under the laws of British Columbia,

(hereinafter referred to as “New Corporation”)

- and –

solely for purposes of Section 4.5,

BROOKFIELD CORPORATION, a corporation existing under the laws of Ontario,

(hereinafter referred to as “Brookfield”)

WHEREAS the Company and the New Corporation wish to complete the Arrangement (as defined herein) to, among other things, preserve the current benefits received by holders of exchangeable shares (as defined herein) by holding their investments in the business of the Partnership and its Subsidiaries (as defined herein) through a corporation that is intended to qualify as a “mutual fund corporation”, as defined in the Tax Act (as defined herein) as of the Effective Time (as defined herein) and thereafter; and

AND WHEREAS the Board (as defined herein) has reviewed the terms and conditions of the Arrangement, and on the unanimous recommendation of the nominating and governance committee and following receipt of the Fairness Opinion (as defined herein), has determined that the Arrangement is in the best interests of the Company;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions.

In this Agreement, including the recitals hereto, other than the schedules and unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

“Agreement” means this arrangement agreement, including the schedules attached hereto, as supplemented or amended from time to time.

“Applicable Law” means in respect of any Person: (i) any applicable domestic or foreign law including any statute, subordinate legislation or treaty; and (ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

“Arrangement” means an arrangement under Section 288 of the BCBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, variations or supplements to the Plan of Arrangement made in accordance with its terms, the terms of this Agreement or made at the direction of the Court.

“Arrangement Records” means the records in respect of the Arrangement required under Division 5 of Part 9 of the BCBCA to be filed with the registrar after the Final Order has been granted giving effect to the Arrangement including, as applicable, one or more notices of alteration of notices of articles and a copy of the Final Order.

“Arrangement Resolution” means the special resolution of the holders of exchangeable share and class B shares approving the Plan of Arrangement to be considered at the Meeting, to be substantially in the form and content attached as Appendix “A” to the Circular.

“BCBCA” means the Business Corporations Act (British Columbia).

“Board” means the Board of Directors of the Company as constituted from time to time.

“Brookfield” has the meaning given to such term in the Preamble to this Agreement.

“Brookfield Group” means Brookfield and its Subsidiaries, and, unless the context otherwise requires, includes Brookfield Asset Management Ltd.

“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday in Ontario or British Columbia, when banks are generally open for the transaction of business in both Toronto, Ontario and Vancouver, British Columbia.

“Circular” means the management information circular of the Company, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to holders of the exchangeable shares, class B shares and class C shares in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement.

“class B shares” means the class B multiple voting shares in the capital of the Company, and “class B share” means any one of them.

“class C shares” means the class C non-voting shares in the capital of the Company, and “class C share” means any one of them.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning given to such term in the Preamble to this Agreement.

“Court” means the Supreme Court of British Columbia.

“Dissent Rights” means the right of a Registered Shareholder to dissent in respect of the Arrangement pursuant to the procedures set forth in Division 2 of Part 8 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court.

“Effective Date” means the date upon which the Arrangement becomes effective, being the date the Parties agree upon, acting reasonably, as the effective date of the Arrangement after all of the conditions precedent to the completion of the Arrangement have been satisfied or waived, including the granting of the Final Order by the Court.

“Effective Time” means 12:01 a.m. Vancouver local time on the Effective Date, or such other time as may be agreed to by the Parties.

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property.

“exchangeable shares” means the class A exchangeable subordinate voting shares in the capital of the Company.

“Fairness Opinion” means the opinion of RBC Dominion Securities Inc. to the effect that, as of the date of such opinion, the consideration to be received by Public Holders (as defined in the Fairness Opinion) of exchangeable shares pursuant to the Arrangement is fair, from a financial point of view, to such shareholders.

“Final Order” means the final order of the Court or, if appealed, the final order affirmed by an appellate court, approving the Arrangement.

“Form F-3” means a registration statement on Form F-3 relating to the registration under the U.S. Securities Act of limited partnership units of the Partnership that may be issued by the Partnership or delivered by the New Corporation, Brookfield and/or their respective Subsidiaries to satisfy any exchange, redemption or purchase of New Exchangeable Shares.

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, department, commission, board, self-regulating authority, regulatory body, bureau, branch, or authority, or any agency or instrumentality of any such government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, or any federal, provincial, territorial, state, local or foreign court, commission, board, agency, arbitrator or other tribunal, and any other entity exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of government, and any official of any of the foregoing, including any securities commission or stock exchange.

“Interim Order” means the interim order of the Court in respect of the Arrangement, in a form acceptable to the Parties, as it may be varied or amended, as contemplated by Section 2.3 of this Agreement.

“material adverse effect” means, in respect of any corporation or company, any change, event, fact, circumstance or occurrence that has, or would reasonably be expected to have, a material and adverse effect upon the business, assets, liabilities, capitalization, financial condition or results of operation of that corporation or company and its Subsidiaries considered as a whole.

“Meeting” means the special meeting of holders of exchangeable shares and class B shares (including any adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider, and if deemed advisable, to approve, the Arrangement Resolution and the other matters set out in the notice of meeting accompanying the Circular.

“Meeting Materials” means the notice of meeting, the Circular and the form of proxy in respect of the Meeting which accompanies the Circular.

“New Class B Shares” means the class B multiple voting shares in the capital of New Corporation, and “New Class B Share” means any one of them.

“New Corporation” has the meaning given to such term in the Preamble to this Agreement.

“New Exchangeable Shares” means the class A exchangeable subordinate voting shares in the capital of New Corporation, and “New Exchangeable Share” means any one of them.

“nominating and governance committee” are to the nominating and governance committee of the Board.

“NYSE” means the New York Stock Exchange.

“Parties” means the Company, the Partnership and the New Corporation and “Party” means any one of them.

“Partnership” has the meaning given to such term in the Preamble to this Agreement.

“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof.

“Plan of Arrangement” means the plan of arrangement proposed under Section 288 of the BCBCA, attached as Schedule “A” hereto, as amended, varied or supplemented in accordance with the terms thereof, the terms of this Agreement or made at the discretion of the Court in the Final Order.

“Registered Shareholder” means a holder of exchangeable shares whose name is set out in the register of holders of exchangeable shares maintained by the Transfer Agent on behalf of the Company.

“Representatives” means, collectively, the directors, officers, employees and agents of a Party at any time and their respective heirs, executors, administrators and other legal representatives.

“Securities Act” means the Securities Act (Ontario).

“Subsidiary” has the meaning given to such term in the BCBCA.

“Tax Act” means the Income Tax Act (Canada).

“Transaction Costs” means all fees, costs and expenses incurred directly in connection with the Arrangement, including advisory and other professional expenses and printing and mailing costs associated with the Meeting Materials.

“Transfer Agent” means Computershare Trust Company of Canada, the Company’s transfer agent.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Act” means the United States Securities Act of 1933.

1.2	Construction.

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Agreement into Articles and Sections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)

the words “hereunder”, “hereof” and similar expressions refer to this Agreement and not to any particular Article or Section and references to “Articles” and “Sections” are to Articles and Sections of this Agreement;

(c)	words importing the singular include the plural and vice versa, words importing any gender include all genders;

(d)	the word “including” means “including without limiting the generality of the foregoing”;

(e)

if the date on which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day;

(f)	a reference to time is to local time in Vancouver, British Columbia;

(g)

unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to a statute includes all rules and regulations made thereunder, all amendments to such statute, rule or regulation in force from time to time and any statute, rule or regulation that supplements or supersedes such statute, rule or regulation; and

(h)	a reference to the knowledge of a Party means to the best of the knowledge of any of the executive officers of such Party after reasonable enquiry.

1.3	Currency.

Unless otherwise stated, all references herein to amounts of money are to be expressed in lawful currency of the United States. If an amount is required to be converted from or into another currency, the conversion will be effected using an exchange rate chosen by the Company.

1.4	Schedules.

The following schedule is attached to this Agreement and forms a part hereof:

Schedule A – Plan of Arrangement

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement.

Each of the Parties agrees that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and on the terms set forth in the Plan of Arrangement.

2.2	Effective Date and Effective Time.

The Arrangement will become effective on the Effective Date and, commencing at the Effective Time, the steps to be carried out pursuant to the Arrangement will become effective in the order set out in the Plan of Arrangement without any further act or formality, except as contemplated in the Plan of Arrangement.

2.3	Interim Order.

As soon as reasonably practicable following the execution of this Agreement, the Company will apply to the Court pursuant to Section 291 of the BCBCA and prepare, file and diligently pursue an application for the Interim Order, which will provide, among other things:

(a)	for the calling and holding of the Meeting for the purpose, among other things, of considering the Arrangement Resolution;

(b)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(c)

that the requisite approval for the Arrangement Resolution will be: (i) not less than 66 2⁄3% of the votes cast by the holders of exchangeable shares and holders of class B shares, voting together, present in person or represented by proxy at the Meeting; (ii) not less than 66 2⁄3% of the votes cast by the holders of exchangeable shares, voting separately as a class, present in person or represented by proxy at the Meeting and (iii) not less than 66 2⁄3% of the votes cast at the Meeting by holders of class B shares, voting separately as a class;

(d)

that, in all other respects, the terms, conditions and restrictions of the Company’s articles, including quorum requirements for the holders of exchangeable shares and class B shares, and all other matters, shall apply in respect of the Meeting;

(e)	for the grant of Dissent Rights as provided in Article 4 of the Plan of Arrangement;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	for the confirmation of the record date for the Meeting;

(h)

that it is the intention of the New Corporation to rely upon Section 3(a)(10) of the U.S. Securities Act in connection with the offer and sale of New Exchangeable Shares in accordance with the Arrangement, based on the Court’s approval of the Arrangement, which approval through the issuance of the Final Order will constitute its determination of the fairness of the Arrangement;

(i)	that the Meeting may be adjourned or postponed from time to time by the Company without the need for additional approval of the Court; and

(j)	for such other matters as the Parties may reasonably require, subject to approval by the Court.

2.4	Meeting and Meeting Materials.

Subject to the terms of this Agreement and the receipt of the Interim Order:

(a)

the Company will convene and conduct the Meeting in accordance with the Interim Order and Applicable Law as soon as reasonably practicable for the purpose of considering the Arrangement Resolution (and any other proper purpose as may be set out in the Meeting Materials); and

(b)

the Company will: (i) prepare the Meeting Materials (and any necessary amendments or supplements to the Circular), together with any other documents required by Applicable Law in connection with the Meeting; and (ii) cause the Meeting Materials and other documentation required under Applicable Law in connection with the Meeting to be filed as required by the Interim Order and in accordance with Applicable Law. The Parties will cooperate in the preparation of any amendment or supplement to the Meeting Materials as required or appropriate, and the Company will promptly publicly disseminate any amendment or supplement to the Meeting Materials to the holders of the exchangeable shares, class B shares and class C shares in accordance with the Interim Order and, if required by the Court or Applicable Law, file the same with any Governmental Authority. The Meeting Materials shall also contain such information as may be required to allow the New Corporation to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the offer and sale of the New Exchangeable Shares pursuant to the Arrangement.

2.5	Effecting the Arrangement and Ancillary Filings.

Subject to the rights of termination contained in Section 6.2, upon the holders of exchangeable shares and class B shares approving the Arrangement as set out in the Interim Order, the Company obtaining the Final Order and the satisfaction (or waiver, if applicable) of the other conditions herein contained in favour of each of the Parties, the Parties covenant and agree to, on a date and at a time to be determined exclusively by the Company, file with the registrar any and all documents (including any documents required pursuant to Section 292 of the BCBCA and such other documents as may be required to give effect to the Arrangement pursuant to Division 5 of Part 9 of the BCBCA) and to exchange (to the extent not previously exchanged) such other documents as may be necessary or desirable to give effect to the Arrangement and implement the Plan of Arrangement on such date. The closing of the Arrangement will take place through the electronic exchange of documents effective at the Effective Time on the Effective Date, or at such other time and place as may be agreed to by the Parties, whereupon at the Effective Time on the Effective Date, the transactions comprising the Arrangement will be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by Applicable Law, including the BCBCA.

2.6	U.S. Securities Law Matters.

The Parties agree that the Arrangement will be carried out with the intention that the New Exchangeable Shares issued under the Arrangement will be offered and sold by the New Corporation in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.6.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Mutual Representations and Warranties.

Each Party represents and warrants to each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement:

(a)

it is duly incorporated, amalgamated, continued or formed, as applicable, and is validly existing under the laws of its governing jurisdiction and has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(b)

except as disclosed in the Circular or in writing to the other Parties, the execution and delivery of this Agreement by it and the completion by it of the transactions contemplated herein do not and will not:

(i)	result in the breach of, or violate any term or provision of its constating documents;

(ii)

conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which it is a party or by which it is bound, or to which any assets of such Party are subject, or result in the creation of any Encumbrance upon any of its assets under any such agreement or instrument, or give to others any interest or right, including rights of purchase, termination cancellation or acceleration, under any such agreement, instrument, license, permit or authority, which in any case would have a material adverse effect on it; or

(iii)

violate any provisions of any Applicable Law or any judicial or administrative award, judgement, order or decree applicable and known to it, the violation of which would have a material adverse effect on it;

(c)

no dissolution, winding-up, bankruptcy, liquidation or similar proceeding has been commenced or is pending or, to such Party’s knowledge, is proposed in respect of it, except as contemplated by the Plan of Arrangement; and

(d)

the execution and delivery of this Agreement and the completion of the transaction contemplated herein have been duly approved by its board of directors or the board of directors of its general partner (as applicable) and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity and limitations upon the enforcement of indemnification for fines or penalties imposed by law.

3.2	Representations and Warranties of the Company.

The Company represents and warrants to each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement:

(a)	the Company is a “taxable Canadian corporation” as defined in the Tax Act;

(b)

the authorized capital of the Company consists of (i) an unlimited number of exchangeable shares; (ii) an unlimited number of class B shares; (iii) an unlimited number of class C shares; (iv) an unlimited number of class A senior preferred shares (issuable in series); and (v) an unlimited number of class B junior preferred shares (issuable in series); and

(c)	as at the date of this Agreement, approximately 132 million exchangeable shares, two class B shares, 11.1 million class C shares and no preferred shares are issued and outstanding.

3.3	Representations and Warranties of the New Corporation.

The New Corporation represents and warrants to each of the Parties as follows and acknowledges that the Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement:

(a)	the authorized capital of the New Corporation consists of (i) an unlimited number of New Exchangeable Shares and (ii) an unlimited number of the New Class B Shares; and

(b)

it has no assets (other than the nominal subscription price for initial New Class B Shares issued to a subsidiary of the Partnership), no liabilities and it has carried on no business other than relating to, and contemplated by, this Agreement and the Plan of Arrangement.

3.4	Survival.

The representations and warranties of each Party contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

COVENANTS

4.1	General Covenants.

Subject to the terms of this Agreement, each Party will:

(a)	use its commercially reasonable efforts and do all things reasonably required of it to cause the Plan of Arrangement to become effective on such dates as the Company may determine;

(b)

prior to and following the Effective Date, do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be reasonably required to facilitate the carrying out of the intent and purpose of this Agreement; and

(c)	prior to and following the Effective Date, cooperate with and assist each other Party in dealing with transitional and other matters relating to or arising from the Arrangement or this Agreement.

4.2	Covenants of the Company.

The Company covenants and agrees to (and will cause each of its Subsidiaries, as applicable, to):

(a)

issue 1 class B share to Brookfield Infrastructure Holdings (Canada) Inc. prior to the Effective Time for a subscription price equal to the trading price of a limited partnership unit of the Partnership on the NYSE as of the close of business on the trading day immediately prior to the issuance;

(b)

perform the obligations required to be performed by the Company under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement, including using all commercially reasonable efforts to obtain:

(i)	the approval of the holders of the exchangeable shares and class B shares required for the implementation of the Arrangement;

(ii)	the Interim Order and the Final Order;

(iii)	such other consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 5.1; and

(iv)	satisfaction of the other conditions precedent referred to in Article 5;

(c)

not, on or before the Effective Date, perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement or any transaction contemplated by this Agreement; and

(d)

on or before the Effective Date, assist and cooperate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities in Canada and the United States of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of applicable securities laws of jurisdictions in Canada and the United States for the issue by the Company and the New Corporation of the securities to be issued in the Arrangement, and such other exemptions that are necessary or desirable in connection with the Arrangement.

4.3	Covenants of the New Corporation.

The New Corporation covenants and agrees to (and will cause each of its Subsidiaries, as applicable, to):

(a)

perform the obligations required to be performed by the New Corporation under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement, including using all commercially reasonable efforts to obtain (on its own or in cooperation with the Company, as applicable):

(i)	the Interim Order and the Final Order;

(ii)	such other consents, rulings, orders, approvals and assurances as are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 5.1; and

(iii)	satisfaction of the other conditions precedent referred to in Article 5;

(b)	prior to the Effective Date, make an application to list the New Exchangeable Shares on the TSX and NYSE; and

(c)

not, on or before the Effective Date, perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement or any transaction contemplated by this Agreement.

4.4	Covenants of the Partnership.

The Partnership covenants and agrees to (and will cause each of its Subsidiaries, as applicable, to):

(a)

perform the obligations required to be performed by the Partnership under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement, including using all commercially reasonable efforts to obtain (on its own or in cooperation with the Company, as applicable):

(i)	the Interim Order and the Final Order;

(ii)	such other consents, rulings, orders, approvals and assurances as are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 5.1; and

(iii)	satisfaction of the other conditions precedent referred to in Article 5; and

(b)

not, on or before the Effective Date, perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement or any transaction contemplated by this Agreement.

4.5	Covenants of Brookfield.

Brookfield covenants and agrees to enter into a rights agreement with Wilmington Trust, National Association as of the Effective Date pursuant to which Brookfield will agree that, until March 31, 2025, upon an exchange of the New Exchangeable Shares, if the New Corporation has not satisfied its obligation under its articles by delivering the Exchange Consideration (as such term is defined in the New Corporation’s articles) or the Partnership has not exercised its call right in respect of such New Exchangeable Shares, Brookfield will satisfy, or cause to be satisfied, the obligations pursuant to the New Corporation’s articles to exchange such New Exchangeable Shares for the Secondary Exchange Amount (as such term is defined in the New Corporation’s articles).

ARTICLE 5

CONDITIONS

5.1	Conditions Precedent to Obligations of the Company.

The obligation of the Company to complete the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions precedent, each of which may be waived, in whole or in part, by the Company without prejudice to its right to rely on any other condition in its favour:

(a)	the Arrangement Resolution will have been approved by the holders of exchangeable shares and class B shares at the Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order will have each been obtained on terms consistent with this Agreement and shall not have been set aside or modified in a manner unacceptable to the Company;

(c)

all governmental, court, regulatory, third party and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements considered by the Company, acting reasonably, to be necessary or desirable for the completion of the transactions provided for in this Agreement or the Plan of Arrangement will have been obtained or received on terms that are satisfactory to the Company, acting reasonably;

(d)

no law, regulation or policy will have been proposed, enacted, issued, promulgated, enforced or applied that interferes with or is inconsistent with the completion of the Arrangement or the effective application to the Arrangement, including any material change to the income tax laws of Canada or the United States, or any province, state or territory thereof;

(e)	there will not be in force any order or decree restraining or enjoining the completion of the transactions contemplated by this Agreement;

(f)	holders of not greater than 5% of all outstanding exchangeable shares shall have validly exercised their Dissent Rights and not withdrawn such exercise as of the Effective Date;

(g)

the New Exchangeable Shares will have been conditionally approved to be listed and posted for trading on the NYSE and the TSX, subject to standard listing conditions imposed by the NYSE and the TSX in similar circumstances;

(h)	the New Exchangeable Shares to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof;

(i)

the Form F-3 shall have been declared effective under the U.S. Securities Act and shall not be the subject of any stop order suspending the effectiveness of such registration statement or initiated or threatened proceedings seeking such a stop order; and

(j)	this Agreement will not have been terminated pursuant to the provisions of Article 6.

The conditions contained in this Section 5.1 are for the sole benefit of the Company and may be waived, in whole or in part, by the Company at any time. Such conditions will not give rise to or create any duty on the part of the Company or the Board to waive or not to waive such conditions and will not in any way limit the Company’s right to terminate this Agreement as set forth in Section 6.2 or alter the consequences of any such termination from those specified in Section 6.3. Any determination made by the Company prior to the Arrangement concerning the satisfaction and waiver of any or all of the conditions set forth in this Section 5.1 will be final and conclusive.

5.2	Conditions Precedent to Obligations of Each Party.

The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the conditions (which may be waived, in whole or in part, by such Party without prejudice to its right to rely on any other condition in its favour) that (i) the covenants of each other Party to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed in all material respects; and (ii) except as set forth in this Agreement, the representations and warranties of each other Party will be true and correct in all material respects as at the Effective Date as though made at the Effective Time, with the same effect as if such representations and warranties had been made at, and as of, such time.

5.3	Merger of Conditions.

Subject to Section 5.1, the conditions set out in Section 5.1 and Section 5.2 will be conclusively deemed to have been satisfied or waived, as applicable, on the filing by the Company of the Arrangement Records to give effect to the Plan of Arrangement.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1	Amendment.

Subject to the provisions of the Interim Order, the Final Order, the Plan of Arrangement and Applicable Law, this Agreement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended, modified or supplemented by written agreement of the Parties, without further notice to or authorization on the part of the holders of the exchangeable shares or class B shares. Notwithstanding the foregoing, the Company reserves the right, in its sole discretion, without notice to or the approval of the other Parties or the holders of the exchangeable shares or class B shares, to amend this Agreement to the extent the Company may reasonably consider such amendment necessary or desirable due to the Interim Order or the Final Order. None of the Parties shall have any liability to the holders of the exchangeable shares or class B shares or other Parties, as applicable, for any amendment made pursuant to the foregoing sentence of this Section 6.1. The Plan of Arrangement may be amended in accordance with section 7.1 thereof.

6.2	Termination.

This Agreement may, at any time before or after the holding of the Meeting but prior to the Effective Time, be terminated unilaterally by the Company without further notice to or authorization on the part of the holders of the exchangeable shares or class B shares, the Partnership or Brookfield and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion of the Company to unilaterally terminate this Agreement and discontinue efforts to effect the Plan of Arrangement for whatever reason it may consider appropriate.

6.3	Effect of Termination.

Upon the termination of this Agreement pursuant to Section 6.2 hereof, no Party will have any liability or further obligation to the other Parties or any other Person.

6.4	Limitations of Covenants.

None of the covenants of the Company contained herein shall prevent the Board from:

(a)	acting in accordance with its view of its fiduciary duties;

(b)

responding as required by Applicable Law to any unsolicited submission or proposal regarding any acquisition or disposition of its assets or assets of any of its Subsidiaries, or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally involving the Company or any of its Subsidiaries; or

(c)	making any disclosure to any shareholders of the Company, which, in the judgement of the Board, is required under Applicable Law.

ARTICLE 7

GENERAL

7.1	Expenses.

The Parties agree that all Transaction Costs incurred by the Parties will be the responsibility of, and will be paid for by, the Partnership or the Company.

7.2	Notices.

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and delivered personally or by courier or by facsimile addressed to the recipient as follows:

(a)	To the Company:

Brookfield Infrastructure Corporation

250 Vesey Street, 15th Floor

New York, New York

10281

Attention: Michael Ryan

E-mail:  Michael.Ryan@brookfield.com

(b)	To the Partnership:

Brookfield Infrastructure Partners L.P.

73 Front Street, 5th Floor

Hamilton, HM 12, Bermuda

Attention: Jane Sheere

E-mail:  jane.sheere@brookfield.com

(c)	To the New Corporation:

1505109 B.C. Ltd.

250 Vesey Street, 15th Floor

New York, New York

10281

Attention: Michael Ryan

E-mail:  Michael.Ryan@brookfield.com

(d)	To Brookfield:

Brookfield Corporation

Brookfield Place

181 Bay Street, EP 100

Toronto, Ontario M5J 2T3

Attention: Swati Mandava

E-mail:  swati.mandava@brookfield.com

or other such address that any of the foregoing Persons may, from time to time, advise the Parties by notice in writing given in accordance with the foregoing. Date of receipt of any such notice will be deemed to be the date of actual delivery thereof or, if given by facsimile, on the day of transmittal thereof if given during the normal business hours of the recipient with written confirmation of receipt by fax and verbal confirmation of same and on the next Business Day, if not given during such hours.

7.3	Time of the Essence.

Time is of the essence of this Agreement.

7.4	Assignment.

No Party may assign its rights under this Agreement or the Plan of Arrangement without the prior written consent of the other Parties, provided that no such consent will be required for any Party to assign its rights under this Agreement and the Plan of Arrangement to a corporate successor to such Party (whether by way of amalgamation or winding-up) or to a purchaser of all or substantially all of the assets of such Party.

7.5	Binding Effect.

This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

7.6	Waiver.

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting the same.

7.7	Entire Agreement.

This Agreement, together with the agreements and other documents herein or therein referred to, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect thereto.

7.8	Governing Law; Attornment.

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each Party agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of British Columbia, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the non-exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgment of those courts.

7.9	Limitation on Liability.

No Representative of a Party shall have any personal liability whatsoever on behalf of such Party (or any of its Subsidiaries) to any other Party under this Agreement, the Arrangement or any other transactions entered into, or documents delivered, in connection with any of the foregoing. In no event will one Party be liable to any other Party for any special, consequential, indirect, collateral, incidental or punitive damages or lost profits or failure to realize expected savings or other commercial or economic loss of any kind, however caused and on any theory of liability, arising in any way out of this Agreement, whether or not such Person has been advised of the possibility of such damages.

7.10	Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Applicable Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in any acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

7.11	Counterparts; Facsimiles.

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute the same instrument. Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such Party.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have executed this Agreement.

BROOKFIELD INFRASTRUCTURE CORPORATION

By:	/s/ Michael Ryan
Name: Michael Ryan Title: Corporate Secretary

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ James Bodi
Name: James Bodi Title: Vice President

1505109 B.C. LTD.

By:	/s/ Michael Ryan
Name: Michael Ryan Title: Director

BROOKFIELD CORPORATION (solely for purposes of section 4.5)

By:	/s/ Swati Mandava
Name: Swati Mandava Title: Managing Director, Legal and Regulatory

Arrangement Agreement

SCHEDULE A

PLAN OF ARRANGEMENT

(Please see attached.)

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

“Applicable Law” means in respect of any Person: (i) any applicable domestic or foreign law including any statute, subordinate legislation or treaty; and (ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

“Arrangement” means an arrangement under Section 288 of the BCBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments, variations or supplements to this Plan of Arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court.

“Arrangement Agreement” means the arrangement agreement dated October 9, 2024 between the Company, the Partnership, the New Corporation and, solely for the purposes of section 4.5 thereof, Brookfield (including the schedules thereto), as amended or supplemented in accordance with its terms.

“Arrangement Resolution” means the special resolution of the holders of exchangeable shares and class B shares approving the Plan of Arrangement, which is to be considered at the Meeting.

“BCBCA” means the Business Corporations Act (British Columbia).

“Brookfield” means Brookfield Corporation.

“Brookfield Group” means Brookfield and its Subsidiaries, and, unless the context otherwise requires, includes Brookfield Asset Management Ltd.

“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday in Ontario or British Columbia, when banks are generally open for the transaction of business in both Toronto, Ontario and Vancouver, British Columbia.

“Canada HoldCo” means Brookfield Infrastructure Holdings (Canada) Inc.

“Circular” means the management information circular of the Company, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to the holders of exchangeable shares, class B shares and class C shares in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Arrangement Agreement.

“class A.1 exchangeable shares” means the class A.1 exchangeable subordinate voting shares of the Company, and “class A.1 exchangeable share” means any one of them.

“class A.2 exchangeable shares” means the class A.2 exchangeable non-voting shares of the Company, and “class A.2 exchangeable share” means any one of them.

“class B shares” means the class B multiple voting shares in the capital of the Company, and “class B share” means any one of them.

“class C shares” means the class C non-voting shares in the capital of the Company, and “class C share” means any one of them.

“Company” means Brookfield Infrastructure Corporation, a corporation governed under the laws of British Columbia, and to be renamed “Brookfield Infrastructure Holdings Corporation” pursuant to Section 3.1(j).

“Court” means the Supreme Court of British Columbia.

“Dissent Rights” means the right of a Registered Shareholder to dissent in respect of the Arrangement pursuant to the procedures set forth in Division 2 of Part 8 of the BCBCA, as modified by Article 4 of this Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court.

“Dissenting Shareholder” means a Registered Shareholder who has validly exercised Dissent Rights in respect of the Arrangement, and has not withdrawn, or been deemed to have withdrawn, such exercise of Dissent Rights.

“DRS” means direct registration system.

“Effective Date” means the date upon which the Arrangement becomes effective, being the date the Company, the Partnership and the New Corporation agree upon, acting reasonably, as the effective date of the Arrangement after all of the conditions precedent to the completion of the Arrangement have been satisfied or waived, including the granting of the Final Order by the Court.

“Effective Time” means 12:01 a.m. Vancouver local time on the Effective Date, or such other time as may be agreed to by the Company, the Partnership and the New Corporation.

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property.

“exchangeable shares” means the class A exchangeable subordinate voting shares in the capital of the Company, and includes any class A exchangeable subordinate voting share in respect of which the Transfer Agent has (i) received a Notice of Exchange (as defined in the articles of the Company) prior to the Effective Time and (ii) not yet delivered the “Exchange Consideration” (as defined in the articles of the Company).

“Final Order” means the final order of the Court or, if appealed, the final order affirmed by an appellate court, approving the Arrangement.

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, department, commission, board, self-regulating authority, regulatory body, bureau, branch, or authority, or any agency or instrumentality of any such government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, or any federal, provincial, territorial, state, local or foreign court, commission, board, agency, arbitrator or other tribunal, and any other entity exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of government, and any official of any of the foregoing, including any securities commission or stock exchange.

“Interim Order” means the interim order of the Court in respect of the Arrangement, in a form acceptable to the Company, the Partnership and the New Corporation, as it may be varied or amended, as contemplated by section 2.3 of the Arrangement Agreement.

“Meeting” means the special meeting of holders of exchangeable shares and class B shares (including any adjournment or postponement thereof) called and held in accordance with the Interim Order to consider, and if deemed advisable, to approve, the Arrangement Resolution and the other matters set out in the notice of meeting accompanying the Circular.

“New Class B Shares” means the class B multiple voting shares in the capital of New Corporation, and “New Class B Share” means any one of them.

“New Corporation” means 1505109 B.C. Ltd.

“New Exchangeable Shares” means the class A exchangeable subordinate voting shares in the capital of New Corporation, and “New Exchangeable Share” means any one of them.

“NYSE” means the New York Stock Exchange.

“Partnership” means Brookfield Infrastructure Partners L.P.

“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof.

“Plan of Arrangement” means this plan of arrangement, as amended, varied or supplemented in accordance with the terms hereof, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order.

“Registered Shareholder” means a holder of exchangeable shares whose name is set out in the register of holders of exchangeable shares maintained by the Transfer Agent on behalf of the Company.

“Specified Number” means the number equal to $1,000,000 divided by the volume-weighted average trading price (in dollars) of a limited partnership unit of the Partnership on the NYSE for the five-day trading period ending on the trading day immediately prior to the Effective Date, rounded up to the nearest whole number.

“Subsidiary” has the meaning given to such term in the BCBCA.

“Tax Act” means the Income Tax Act (Canada).

“Transfer Agent” means Computershare Trust Company of Canada, the Company’s transfer agent.

“TSX” means the Toronto Stock Exchange.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Rules of Construction

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Plan of Arrangement into Articles and Sections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)

the words “hereunder”, “hereof” and similar expressions refer to this Plan of Arrangement and not to any particular Article or Section and references to “Articles” and “Sections” are to Articles and Sections of this Plan of Arrangement;

(c)	words importing the singular include the plural and vice versa, words importing any gender include all genders;

(d)	the word “including” means “including without limiting the generality of the foregoing”;

(e)

if the date on which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day; and

(f)

unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to a statute includes all rules and regulations made thereunder, all amendments to such statute, rule or regulation in force from time to time and any statute, rule or regulation that supplements or supersedes such statute, rule or regulation.

1.3	Currency

Unless otherwise stated, all references herein to amounts of money are to be expressed in lawful currency of the United States. If an amount is required to be converted from or into another currency, the conversion will be effected using an exchange rate chosen by the Company.

1.4	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.

1.5	Exhibits

The following Exhibits are attached to this Plan of Arrangement and form part hereof:

Exhibit I	Special Rights and Restrictions of class A.1 exchangeable shares and class A.2 exchangeable shares

Exhibit II	Voting Rights of class B shares

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur as set forth herein.

2.2	Binding Effect

At and after the Effective Time, this Plan of Arrangement shall be binding on the Company, the Partnership, Canada HoldCo, the New Corporation, holders of exchangeable shares, holders of class B shares, holders of class C shares, the Transfer Agent and all other Persons, in each case without any further authorization, act or formality on the part of any Person, except as expressly provided herein.

ARTICLE 3

ARRANGEMENT

3.1 Arrangement

Commencing at the Effective Time, except as otherwise noted, each of the steps set out below shall occur in the following order without any further act or formality, with each step occurring two minutes after the completion of the immediately preceding step:

(a)	The articles of the Company will be amended:

(i)	to create and authorize the issuance (in addition to the shares that the Company is authorized to issue immediately before such amendment) of the following:

(A)	an unlimited number of class A.1 exchangeable shares having the special rights, privileges and restrictions set out in Exhibit I to this Plan of Arrangement;

(B)	an unlimited number of class A.2 exchangeable shares having the special rights, privileges and restrictions set out in Exhibit I to this Plan of Arrangement; and

(ii)	to alter the special rights, privileges and restrictions of the class B shares to replace the voting rights therein with the voting rights set out in Exhibit II to this Plan of Arrangement.

(b)

Each exchangeable share held by a Dissenting Shareholder in respect of which the Dissenting Shareholder has validly exercised his, her or its Dissent Rights and has not withdrawn, or been deemed to have withdrawn, such exercise of Dissent Rights, shall be transferred and assigned by such Dissenting Shareholder, without any further act or formality on his, her or its part, to the Company (free and clear of any Encumbrances) in accordance with, and for the consideration set forth in, Section 4.1.

(c)	With respect to each exchangeable share transferred and assigned in accordance with Section 3.1(b):

(i)

the Dissenting Shareholder shall cease to be the registered holder of such exchangeable share and the name of such Dissenting Shareholder shall be removed from the register of holders of exchangeable shares of the Company as of the Effective Time;

(ii)

the Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such exchangeable share; and

(iii)	such exchangeable share shall be cancelled by the Company for no consideration, other than as set forth in Section 4.1(a).

(d)

Each issued and outstanding exchangeable share (other than exchangeable shares held by the Brookfield Group or by Dissenting Shareholders) will be transferred to the New Corporation in exchange for one (1) New Exchangeable Share. The aggregate amount to be added by the New Corporation to the stated capital of the New Exchangeable Shares so issued will be an amount equal to the aggregate stated capital of the exchangeable shares so transferred immediately prior to the Effective Time.

(e)

Concurrently with the transfer of exchangeable shares pursuant to Section 3.1(d), the New Exchangeable Shares will, outside of this Plan of Arrangement, be listed and posted for trading on the TSX and NYSE (subject to standard listing conditions imposed by the TSX and NYSE in similar circumstances).

(f)

The New Corporation will transfer each exchangeable share it received pursuant to Section 3.1(d) to the Company in exchange for one (1) class A.1 exchangeable share and such exchangeable shares will be cancelled. The aggregate amount to be added by the Company to the stated capital of the class A.1 exchangeable shares so issued will be an amount equal to the aggregate stated capital of the exchangeable shares so transferred immediately prior to the Effective Time and such amount will be deducted from the stated capital of the exchangeable shares.

(g)

Each exchangeable share held by the Brookfield Group will be transferred to the Company in exchange for one (1) class A.2 exchangeable share of the Company, and such exchangeable shares will be cancelled. The aggregate amount to be added by the Company to the stated capital of the class A.2 exchangeable shares so issued will be an amount equal to the aggregate stated capital of the exchangeable shares so transferred immediately prior to the Effective Time and such amount will be deducted from the stated capital of the exchangeable shares.

(h)

Canada HoldCo will transfer one (1) class B share to the New Corporation in exchange for one (1) New Class B Share. The aggregate amount to be added by the New Corporation to the stated capital of the New Class B Share so issued will be an amount equal to the stated capital of the class B share so transferred immediately prior to the Effective Time.

(i)

The Specified Number of New Class B Shares will be issued to Canada HoldCo in exchange for $1,000,000. The aggregate amount to be added by the New Corporation to the stated capital of the New Class B Shares in respect of the New Class B Shares so issued will be $1,000,000.

(j)

The articles of the Company will be amended to (i) change the name of the Company to “Brookfield Infrastructure Holdings Corporation” and (ii) remove the exchangeable shares from the authorized share structure of the Company.

(k) The articles of the New Corporation will be amended to change the name of the New Corporation to “Brookfield Infrastructure Corporation”.

(l)

Any Notice of Exchange (as defined in the articles of the Company) in respect of exchangeable shares exchanged pursuant to Section 3.1(d) that is received by the Transfer Agent prior to the Effective Time and for which the Transfer Agent has not yet delivered the “Exchange Consideration” (as defined in the articles of the Company) will be deemed to be a Notice of Exchange (as defined in the articles of New Corporation) in respect of the corresponding number of New Exchangeable Shares and will be deemed to have been received by the Transfer Agent on the Effective Date.

ARTICLE 4

RIGHTS OF DISSENT

4.1	Rights of Dissent

(a)

Registered Shareholders may exercise Dissent Rights with respect to any exchangeable shares held by such holder in connection with the Arrangement; provided that, notwithstanding Section 242 of the BCBCA, the written objection to the Arrangement Resolution contemplated by Section 242 of the BCBCA must be received by the Company not later than 5:00 p.m. (Vancouver time) on the Business Day that is two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly exercises such holder’s Dissent Rights shall, notwithstanding anything to the contrary in Section 245 of the BCBCA, be deemed to have transferred for cancellation the exchangeable shares held by such holder and in respect of which Dissent Rights have been validly exercised to the Company free and clear of all Encumbrances (other than the right to be paid fair value for such exchangeable shares as set out in this Section 4.1), as provided in Section 3.1(b) and if they:

(i)

ultimately are determined to be entitled to be paid fair value for such exchangeable shares: (A) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(b) and 3.1(c)); (B) will be entitled to be paid by the Company the fair value of such exchangeable shares, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in Sections 244 and 245 of the BCBCA and determined as of the close of business on the Business Day before the Arrangement Resolution was adopted; and (C) shall not be entitled to any other payment or consideration, including any payment or consideration that would be payable or issuable under the Arrangement had such holders not exercised their Dissent Rights in respect of such exchangeable shares; or

(ii)

ultimately are not entitled, for any reason, to be paid fair value for their exchangeable shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of exchangeable shares and shall be entitled to receive only the New Exchangeable Shares in accordance with Section 3.1(d) that such holder would have received pursuant to the Arrangement if such Registered Shareholder had not exercised Dissent Rights;

but in no case shall the Company or the New Corporation or any other Person be required to recognize such Persons as holders of exchangeable shares after the Effective Time, and the names of such Persons shall be deleted from the register of holders of exchangeable shares at the Effective Time.

(b)

In addition to any other restrictions set forth in the BCBCA and the Interim Order, Registered Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

ARTICLE 5

SHARES

5.1 Registers of Holders

(a)

Upon the transfer of the exchangeable shares pursuant to subsection 3.1(b) of this Plan of Arrangement, the name of each relevant Dissenting Shareholder will be deemed to be removed from the Company’s register of holders of exchangeable shares. Upon the cancellation of the exchangeable shares pursuant to subsection 3.1(c) of this Plan of Arrangement, appropriate entries will be made in the Company’s register.

(b)

Upon the exchange of the exchangeable shares for New Exchangeable Shares pursuant to subsection 3.1(d) of this Plan of Arrangement, the name of each relevant holder of exchangeable shares will be deemed to be removed from the Company’s register of holders of exchangeable shares and will be deemed to be added to the New Corporation’s register of holders of New Exchangeable Shares.

(c)

Upon the exchange of the exchangeable shares for class A.1 exchangeable shares pursuant to subsection 3.1(f) of this Plan of Arrangement, the name of the New Corporation will be deemed to be removed from the Company’s register of holders of exchangeable shares and will be deemed to be added to the Company’s register of holders of class A.1 exchangeable shares. Upon the cancellation of such exchangeable shares pursuant to subsection 3.1(f) of this Plan of Arrangement, appropriate entries will be made in the Company’s register.

(d)

Upon the exchange of the exchangeable shares for class A.2 exchangeable shares pursuant to subsection 3.1(g) of this Plan of Arrangement, the names of the applicable Persons in the Brookfield Group that held exchangeable shares will be deemed to be removed from the Company’s register of holders of exchangeable shares and will be deemed to be added to the Company’s register of holders of class A.2 exchangeable shares. Upon the cancellation of such exchangeable shares pursuant to subsection 3.1(g) of this Plan of Arrangement, appropriate entries will be made in the Company’s register.

(e)

Upon the transfer of the class B share held by Canada HoldCo to the New Corporation pursuant to subsection 3.1(h) of this Plan of Arrangement, the name of the New Corporation will be deemed to be added to the Company’s register of holders of class B shares and the name of Canada HoldCo will be deemed to be added to the New Corporation’s register of holders of New Class B Shares.

(f)

Upon the subscription by Canada HoldCo for the New Class B Shares pursuant to subsection 3.1(i) of this Plan of Arrangement, the name of Canada HoldCo will be deemed to be added to the New Corporation’s register of holders of New Class B Shares.

5.2	Deemed Fully Paid and Non-Assessable Shares

All New Exchangeable Shares, New Class B Shares, class A.1 exchangeable shares and class A.2 exchangeable shares issued pursuant hereto will be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

5.3	Declared and Unpaid Dividends

Any dividends declared by the Company prior to the Effective Time to holders of exchangeable shares as of a record date prior to the Effective Time and which are unpaid as of the Effective Time will remain payable after the Effective Time to such former holders of the exchangeable shares, notwithstanding the cancellation of the exchangeable shares.

ARTICLE 6

DELIVERY OF CONSIDERATION

6.1	DRS Statements Advices Representing New Exchangeable Shares

Upon the Arrangement becoming effective, the existing DRS advices representing the exchangeable shares (other than exchangeable shares held by the Brookfield Group or by Dissenting Shareholders) will represent New Exchangeable Shares without any further action required on the part of holders thereof.

6.2	No Fractional Shares

In no event shall any holder of exchangeable shares or class B shares be entitled to a fractional New Exchangeable Share, New Class B Share, class A.1 exchangeable shares or class A.2 exchangeable shares.

6.3	Withholding Rights

The Company (and the Transfer Agent on its behalf) shall be entitled to deduct or withhold from amounts payable under this Plan of Arrangement such amounts as the Company (and the Transfer Agent on its behalf) is required to deduct or withhold with respect to such payment under the Tax Act or any provision of any applicable federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes as having been paid to the recipient of the payment in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted in accordance with Applicable Law to the appropriate Governmental Authority.

6.4	No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances.

6.5	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over the terms of all exchangeable shares, class B shares and class C shares issued prior to the Effective Time;

(b)

the rights and obligations of the holders of exchangeable shares, class B shares and class C shares, the Company, the New Corporation and any transfer agent or other depositary of the Company, shall be governed by and subject to this Plan of Arrangement; and

(c)

all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any exchangeable shares, class B shares and class C shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 7

AMENDMENTS

7.1	Amendments to Plan of Arrangement

(a)

The Company reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; and (ii) filed with the Court and, if made following the Meeting, approved by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Meeting, with or without any other prior notice or communication (other than as may be required under the Interim Order), and, if so proposed and accepted by the persons voting at the Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)

The Company may amend, modify, or supplement this Plan of Arrangement at any time and from time to time after the Meeting but prior to the Effective Time with the approval of the Court, and if required by the Court, after communication to the holders of the exchangeable shares, class B shares and class C shares.

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

(e)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time by the Company, provided that it concerns a matter which, in the reasonable opinion of the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interests of any holder of exchangeable shares, class B shares or class C shares.

ARTICLE 8

FURTHER ASSURANCES

8.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to further document or evidence any of the transactions or events set out herein.

EXHIBIT I

Special Rights and Restrictions of class A.1 exchangeable shares and class A.2 exchangeable shares

(See attached)

EXHIBIT I

PART 1

SPECIAL RIGHTS AND RESTRICTIONS

CLASS A.1 EXCHANGEABLE SUBORDINATE VOTING SHARES

Special Rights and Restrictions

1.1. The Class A.1 Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 1.

1.1A Capitalized terms not defined in this Part 1 shall have the meaning given to them in the Articles of the Company in effect on October 9, 2024. In this Part 1, unless the context otherwise requires:

(a)	“Additional Dividends” has the meaning as provided in §1.2;

(b)	“BIP-Affiliated Class A.2 Shareholder” means BIP or a Person Controlled by BIP to the extent BIP or such other Person holds Class A.2 Shares;

(c)	“BIPC” means 1505109 B.C. Ltd., a company incorporated under the laws of British Columbia, Canada;

(d)	“BIPC Class A Share” means a class A exchangeable subordinate voting share of BIPC;

(e)	“BIPC Class A Share Amount” has the meaning as provided in §2.11;

(f)

“BIPC Class A Share Value” means, with respect to a BIPC Class A Share on a particular date, the market price of a BIPC Class A Share on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) if the BIPC Class A Shares are listed on a U.S. National Securities Exchange, the closing price per BIPC Class A Share (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for such U.S. National Securities Exchange; (ii) if the BIPC Class A Shares are not listed on a U.S. National Securities Exchange but are listed on the TSX, the U.S. dollar equivalent (calculated using the rate published by the Bank of Canada as of 4:30 p.m., Eastern Time, on such date) of the closing price per BIPC Class A Share (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for the TSX; (iii) if the BIPC Class A Shares are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; (iv) if the BIPC Class A Shares are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX and the BIPC Class A Shares are not quoted in the over-the-counter market, the average of the mid-point of the last quoted bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Company for such purpose or (v) if none of the conditions set forth in clauses (i), (ii), (iii) or (iv) is met then the amount that a holder of one BIPC Class A Share would receive if each of the assets of the Company were sold for its fair market value on such date, the Company were to pay all of its outstanding liabilities and the remaining proceeds were to be distributed to its shareholders in accordance with the terms of these Articles;

(g)

“BIP Units Amount” means, with respect to each Tendered Class A.1 Share or Tendered Class A.2 Share, such number of BIP Units equal to the Conversion Factor in effect on the Valuation Date with respect to such Tendered Class A.1 Shares or Tendered Class A.2 Shares;

(h)

“Cash Amount” means (a) with respect to each Tendered Class A.1 Share, an amount in cash equal to the product of (i) the applicable BIP Units Amount for such Tendered Class A.1 Share, multiplied by (ii) the BIP Unit Value as of the applicable Valuation Date and (b) with respect to each Tendered Class A.2 Share, an amount in cash equal to the product of (i) the applicable BIP Units Amount for such Tendered Class A.2 Share multiplied by the BIP Unit Value as of the applicable Valuation Date or (ii) the applicable BIPC Class A Share Amount for such Tendered Class A.2 Share multiplied by the BIPC Class A Share Value as of the applicable Valuation Date, as applicable;

(i)	“Class A.1 Exchange Consideration” has the meaning as provided in §1.14;

(j)	“Class A.1 Redemption Consideration” has the meaning as provided in §1.21;

(k)	“Class A.1 Share” means a class A.1 exchangeable subordinate voting share of the Company;

(l)	“Class A.1 Shareholder” means a holder of Class A.1 Shares;

(m)	“Class A.2 Redemption Consideration” has the meaning as provided in §2.22;

(n)	“Class A.2 Share” means a class A.2 exchangeable non-voting share of the Company;

(o)	“Class A.2 Share Consideration” has the meaning as provided in §2.11;

(p)	“Class A.2 Shareholder” means a holder of Class A.2 Shares;

(q)	“Conversion Notice” has the meaning as provided in §2.29;

(r)	“Equivalent Dividend” has the meaning as provided in §1.2;

(s)

“Exchange Date” means the date upon which a Tendering Class A.1 Shareholder’s Exchange Right or Class A.2 Shareholder’s Exchange Right, as applicable, has been satisfied by the delivery of the Class A.1 Exchange Consideration or Class A.2 Exchange Consideration to such Tendering Class A.1 Shareholder or Class A.2 Shareholder, as applicable, with respect to its Tendered Class A.1 Shares or Tendered Class A.2 Shares;

(t)	“Exchange-Redemption Call Right” has the meaning as provided in §2.24;

(u)

“Exchange Right” means the right of each Class A.1 Shareholder or Class A.2 Shareholder, as applicable, to require the Company to redeem all or such portion of the Class A.1 Shares or Class A.2 Shares, as applicable, held in the name of such Class A.1 Shareholder or Class A.2 Shareholder;

(v)	“Liquidation Call Consideration” has the meaning as provided in §1.26;

(w)	“Liquidation Call Right” has the meaning as provided in §1.26;

(x)	“Notice of Class A.1 Redemption” means a Notice of Redemption given pursuant to §1.19;

(y)	“Notice of Class A.2 Redemption” means a Notice of Redemption given pursuant to §2.20;

(z)	“Ownership Cap” has the meaning set forth in §2.14;

(aa)

“Record Date” means with respect to any dividend, distribution or other transaction or event in which the holders of BIP Units, Class A.1 Shares and/or Class A.2 Shares have the right to receive any cash, securities, assets or other property or in which BIP Units, Class A.1 Shares and/or Class A.2 Shares are exchanged for or converted into any combination of securities, cash, assets or other property, the date fixed for determination of holders of BIP Units, Class A.1 Shares and/or Class A.2 Shares entitled to receive such cash, securities, assets or other property (whether such date is fixed by the board of directors or the BIP GP, as applicable, or a duly authorized committee thereof, or as determined pursuant to any statute, constating document, contract or otherwise);

(bb)

“Specified Class A.1 Redemption Date” means, with respect to the Notice of Class A.1 Redemption, the sixtieth (60th) day following delivery of such Notice of Class A.1 Redemption to the Class A.1 Shareholder or such later day specified in such Notice of Class A.1 Redemption;

(cc)

“Specified Class A.2 Redemption Date” means, with respect to the Notice of Class A.2 Redemption, the sixtieth (60th) day following delivery of such Notice of Class A.2 Redemption to the Class A.2 Shareholder or such later day specified in such Notice of Class A.2 Redemption;

(dd)	“Tendered Class A.1 Shares” has the meaning as provided in §1.12;

(ee)	“Tendered Class A.2 Shares” has the meaning as provided in §2.11;

(ff)	“Unpaid Class A.1 Dividends” has the meaning as provided in §1.4;

(gg)	“Unpaid Class A.2 Dividends” has the meaning as provided in §2.3; and

(hh)

“Valuation Date” means (i) the date of receipt by the Transfer Agent of a Notice of Exchange or, if such date is not a Trading Day, the first (1st) Trading Day thereafter; or (ii) the day immediately preceding the date the Company issues a Notice of Class A.1 Redemption or a Notice of Class A.2 Redemption, or, if such day is not a Business Day, the Trading Day immediately preceding such day.

DIVIDENDS

Dividend Rights

1.2. Each Class A.1 Shareholder shall be entitled to receive, and the Company shall pay thereon, (i) as and when declared by the board of directors, a dividend on each Class A.1 Share in an amount in cash for each Class A.1 Share equal to the cash distribution declared on each BIP Unit on each BIP Distribution Declaration Date occurring after the first date of issuance of the Class A.1 Shares multiplied by the Conversion Factor in effect on the Record Date of such dividend (the “Equivalent Dividend”) and (ii) at any time there are no Unpaid Class A.1 Dividends or Unpaid Class A.2 Dividends, additional dividends shall be declared and paid if, as when and declared by the board of directors (“Additional Dividends”).

1.3. All cash dividends on the Class A.1 Shares, other than Additional Dividends, will be declared contemporaneously and paid at the same time in an equal amount per share on the Class A.2 Shares.

Unpaid Class A.1 Dividends

1.4. If the full amount of an Equivalent Dividend is not declared on or about a BIP Distribution Declaration Date, or is declared but is not paid on or about the payment date, then such Class A.1 Dividend shall accrue and accumulate, whether or not the Company has earnings, whether or not there are funds legally available for the payment thereof and whether or not such distributions are earned or authorized (such amounts, the “Unpaid Class A.1 Dividends”). Any dividend payment made on the Class A.1 Shares shall first be credited against the earliest Unpaid Class A.1 Dividends in respect of such Class A.1 Shares that remain payable.

Payment of Dividends

1.5. Cheques of the Company, wire transfers or other electronic means of payment may be issued or initiated, as applicable, in respect of all dividends contemplated by §1.2 and the sending of such cheque, wire transfer or other electronic means of payment, as applicable, to each Class A.1 Shareholder will satisfy the cash dividend represented thereby unless, in the case of a cheque, the cheque is not paid on presentation.

Record and Payment Dates

1.6. The Record Date with respect to any Equivalent Dividend declared by the board of directors and the payment date of such Equivalent Dividend will be on or about the Record Date and the payment date, respectively, for the corresponding distribution declared on the BIP Units, each as approved by the board of directors.

RANKING

Ranking of the Class A.1 Shares

1.7. The Class A.1 Shares shall, as to the payment of dividends and return of capital in a Liquidation Event, rank pari passu with the Class A Shares and the Class A.2 Shares, junior to the Preferred Shares and senior to the Class B Shares, the Class C Shares and any other shares ranking junior to the Class A.1 Shares with respect to priority in payment of dividends and return of capital in the event of the liquidation, dissolution or winding-up of the Company.

VOTING

Voting Rights

1.8. Except as expressly provided herein, each Class A.1 Shareholder will be entitled to receive notice of, and to attend and vote at, all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each Class A.1 Shareholder shall be entitled to cast one vote for each Class A.1 Share held at the record date for the determination of shareholders entitled to vote on any matter.

1.9. Except as otherwise expressly provided herein or as required by Law, the Class A.1 Shareholders and Class B Shareholders will vote together and not as separate classes.

1.10. Subject to any rights of the holders of any series of Preferred Shares to elect directors under specified circumstances, the holders of the outstanding Class A.1 Shares and Class B Shares, voting together, shall be entitled to vote in respect of the election of all directors of the Company.

Amendment with Approval of Class A.1 Shareholders

1.11. In addition to any other approvals required by Law, any approval given by the Class A.1 Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class A.1 Shares or any other matter requiring the approval or consent of the Class A.1 Shareholders as a separate class will be deemed to have been sufficiently given if it will have been given in accordance with applicable Law, subject to a minimum requirement that such amendment be approved by not less than 66 2/3% of the votes cast on such amendment at a meeting of Class A.1 Shareholders duly called and held at which the Class A.1 Shareholders holding at least 10% of the outstanding Class A.1 Shares at that time are present or represented by proxy. If at any such meeting the Class A.1 Shareholders holding at least 10% of the outstanding Class A.1 Shares at as of the Record Date of such meeting are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting will be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the chairman of such meeting. At such reconvened meeting, the Class A.1 Shareholders present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast on such amendment at such reconvened meeting.

EXCHANGE RIGHTS

Exchange at the Option of the Class A.1 Shareholder

1.12. Subject to applicable Law, at any time from and after the date of the issuance of the Class A.1 Shares, each Class A.1 Shareholder shall have an Exchange Right which may be exercised by delivering a Notice of Exchange to the Transfer Agent by or on behalf of such Class A.1 Shareholder (such Class A.1 Shares specified in the Notice of Exchange being hereafter referred to as “Tendered Class A.1 Shares” and such Class A.1 Shareholder, the “Tendering Class A.1 Shareholder”) for the BIP Units Amount per Tendered Class A.1 Share or, if the Company elects in its sole and absolute discretion, the Cash Amount (in lieu of the BIP Units Amount per Tendered Class A.1 Share), plus, in either case, a cash amount equal to any Unpaid Class A.1 Dividends.

Notice of Exchange

1.13. A Class A.1 Shareholder must deliver a Notice of Exchange either electronically (by electronic mail or by any other electronic procedure that may be established by the Transfer Agent and communicated to the Class A.1 Shareholders by the Company or the Transfer Agent) or physically (by mail, courier, hand delivery or otherwise) to any office of the Transfer Agent prior to the issuance by the Company of a Notice of Class A.1 Redemption or the announcement of a Liquidation Event in order to exercise his, her or its Exchange Right.

Satisfaction of Exchange Rights

1.14. Upon receipt by the Transfer Agent of a Notice of Exchange and such additional documents and instruments as the Company or the Transfer Agent may reasonably require, the Company will redeem the applicable Tendered Class A.1 Shares on or prior to the Specified Exchange Date. The Company will deliver or cause to be delivered to the Tendering Class A.1 Shareholder, at the address of the holder recorded in the register of the Company for the Class A.1 Shares or at the address specified in the holder’s Notice of Exchange, either (i) the BIP Units Amount, or (ii) the Cash Amount, as the Company may determine in its sole and absolute discretion, together with a cash amount for each Tendered Class A.1 Share equal to any Unpaid Class A.1 Dividends per Tendered Class A.1 Share ((i) or (ii), plus such Unpaid Class A.1 Dividends collectively being the “Class A.1 Exchange Consideration”) and such delivery of such Class A.1 Exchange Consideration by or on behalf of the Company by the Transfer Agent will be deemed to be payment of and will satisfy and discharge all liability for the Exchange Rights so exercised. Should the Company elect to satisfy Exchange Rights by delivering the Cash Amount, then the payment of such amount shall be made in the manner set forth in §1.5.

1.15. Any Tendering Class A.1 Shareholder shall have no further right, with respect to any Tendered Class A.1 Shares redeemed, repurchased or exchanged, to receive any dividends on Class A.1 Shares with a Record Date on or after the date on which the Transfer Agent receives such Notice of Exchange. Each Tendering Class A.1 Shareholder shall continue to own each Class A.1 Share subject to any Notice of Exchange, and be treated as a Class A.1 Shareholder with respect to each such Class A.1 Share for all other purposes of these Articles, until such Class A.1 Share has been redeemed in accordance with §1.14. A Tendering Class A.1 Shareholder shall have no rights as a unitholder of BIP with respect to any BIP Units to be received by such Tendering Class A.1 Shareholder in exchange for Tendered Class A.1 Shares pursuant to §1.12 until the Transfer Agent has issued such BIP Units to such Tendering Class A.1 Shareholder.

1.16. Notwithstanding anything to the contrary set forth herein, the Company will not be obligated to redeem Tendered Class A.1 Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law. If the Company believes that it would not be permitted by any such requirements or other provisions to redeem the Tendered Class A.1 Shares, the Company will only be obligated to redeem the maximum number of Tendered Class A.1 Shares (rounded down to a whole number of Class A.1 Shares) that would not be contrary to such requirements or other provisions. The Company will notify any such Tendering Class A.1 Shareholder at least one Business Day prior to the Specified Exchange Date as to the number of Tendered Class A.1 Shares that will be redeemed by the Company. Where there is more than one Tendering Class A.1 Shareholder, the Company will redeem the maximum number of Tendered Class A.1 Shares that would not be contrary to such requirements or other provisions among such Tendering Class A.1 Shareholders on a pro rata basis.

No Fractional BIP Units

1.17. Notwithstanding anything to the contrary set forth herein, no fractional BIP Units shall be issued in connection with the satisfaction of Exchange Rights, in connection with a redemption of a Class A.1 Share or in connection with a Liquidation Event. In lieu of any fractional BIP Units to which the Tendering Class A.1 Shareholder would otherwise be entitled, the Company shall pay a cash amount equal to the BIP Unit Value on the Trading Day immediately preceding the Exchange Date multiplied by such fraction of a BIP Unit.

Withholding Taxes

1.18. Each Tendering Class A.1 Shareholder shall be required to pay to the Company the amount of any tax withholding due upon the redemption of Tendered Class A.1 Shares pursuant to §1.12 to §1.14 and will be deemed to have authorized the Company to retain such portion of the Class A.1 Exchange Consideration as the Company reasonably determines is necessary to satisfy its tax withholding obligations. Before making any withholding pursuant to this §1.18, the Company shall give each Tendering Class A.1 Shareholder within three (3) Business Days after the Company’s receipt of a Notice of Exchange from such Tendering Class A.1 Shareholder, notice of the Company’s good faith estimate of the amount of any anticipated tax withholding (together with the legal basis therefor) due upon the redemption of the Tendered Class A.1 Shares subject to such Notice of Exchange, provide the Tendering Class A.1 Shareholder with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid or reduce such tax withholding, and reasonably cooperate with the Tendering Class A.1 Shareholder in good faith to attempt to reduce any amounts that would otherwise be withheld pursuant to this §1.18; provided that any determination with respect to the tax withholding shall be made by the Company, BIP or an affiliate of BIP, as applicable, in its sole discretion exercised in good faith.

COMPANY REDEMPTION RIGHTS

Company Redemption

1.19. If the Company delivers or causes to be delivered a Notice of Class A.1 Redemption to the Class A.1 Shareholders, it shall redeem all of the issued and outstanding Class A.1 Shares on the Specified Class A.1 Redemption Date. The Company may deliver a Notice of Class A.1 Redemption at any time, in its sole discretion and subject to applicable Law, including in any of the following circumstances:

(a)	a Person acquires 90% of the BIP Units in a take-over bid (as defined by Applicable Securities Laws);

(b)	the holders of BIP Units approve an acquisition of BIP by way of arrangement or amalgamation;

(c)	the holders of BIP Units approve a restructuring or other reorganization of BIP;

(d)	there is a sale of all or substantially all the assets of BIP;

(e)

there is a change of Law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of the Company and the shareholders of the Company, that may result in adverse tax consequences for the Company or the shareholders of the Company; or

(f)	the board, in its good faith, concludes that the holders of BIP Units or the Class A.1 Shareholders are adversely impacted by a fact, change, or other circumstance relating to the Company.

Right of Class B Shareholders to Cause Redemption of Class A.1 Shares

1.20. All of the Class B Shareholders may, at any time and in their sole discretion, deliver a notice to the Company specifying a date upon which the Company shall redeem all of the issued and outstanding Class A.1 Shares (provided that such specified date is no less than 60 days from the date on which the Class B Shareholders deliver such notice), and as soon as reasonably practicable after the receipt of such notice, the Company shall, subject to applicable Law, deliver a Notice of Class A.1 Redemption to the Class A.1 Shareholders and, without the consent of the Class A.1 Shareholders, shall redeem all of the Class A.1 Shares on the Specified Class A.1 Redemption Date.

Redemption Procedure

1.21. In the event of a redemption of the Class A.1 Shares, each Class A.1 Shareholder shall be considered a Tendering Class A.1 Shareholder and each Class A.1 Share shall be considered a Tendered Class A.1 Share for the purposes of §1.19 to §1.22, and the Company shall, at or prior to Close of Business on the Specified Class A.1 Redemption Date, pay to each Tendering Class A.1 Shareholder either (i) the BIP Units Amount, or (ii) the Cash Amount, as the Company may determine in its sole and absolute discretion, together with a cash amount for each Tendered Class A.1 Share equal to any Unpaid Class A.1 Dividends per Tendered Class A.1 Share ((i) or (ii), plus such Unpaid Class A.1 Dividends collectively being the “Class A.1 Redemption Consideration”) and such delivery of such Class A.1 Redemption Consideration by or on behalf of the Company by the Transfer Agent will be deemed to be payment of and will satisfy and discharge all liability for the redemption of the Class A.1 Shares. Should the Company elect to satisfy its obligation to redeem the Class A.1 Shares by delivering the Cash Amount, then the payment of such amount shall be made in the manner set forth in §1.5.

1.22. §1.15 to §1.18 shall apply in their entirety, mutatis mutandis, to a redemption of the Class A.1 Shares.

LIQUIDATION

Liquidation Rights

1.23. Upon any Liquidation Event, including where substantially concurrent with the a BIP Liquidation Event, each Class A.1 Shareholder shall, subject to the exercise of the Liquidation Call Right, be entitled to be paid out of the assets of the Company legally available for distribution on the Liquidation Date an amount in cash per Class A.1 Share then held by them equal to the BIP Unit Value on the Liquidation Reference Date multiplied by the Conversion Factor (and together with a cash amount for each Class A.1 Share equal to any Unpaid Class A.1 Dividends per Class A.1 Share, the “Class A.1 Liquidation Amount”). Notwithstanding the foregoing, in connection with a Liquidation Event, including where substantially concurrent with a BIP Liquidation Event, if the Company, in its sole and absolute discretion elects, it may, subject to applicable Law, redeem all of the outstanding Class A.1 Shares in exchange for such number of BIP Units per Class A.1 Share equal to the Conversion Factor in effect on the Liquidation Reference Date, together with a cash amount per Class A.1 Share equal to any Unpaid Class A.1 Dividends per Class A.1 Share in accordance with §1.21 and §1.22, in lieu of paying the Class A.1 Liquidation Amount.

1.24. The rights of the Class A.1 Shareholders to receive the amount set forth in §1.23 is subject to:

(a)	the prior rights of holders of all classes and series of Preferred Shares and any other class of shares ranking in priority or rateably with the Class A.1 Shares;

(b)

prior payment in full to each Tendering Class A Shareholder, Tendering Class A.1 Shareholder and Tendering Class A.2 Shareholder that submitted a Notice of Exchange, at least 10 days prior to the date of the Liquidation Event of the Class A.1 Exchange Consideration (in the case of the Tendering Class A.1 Shareholders) and the Class A.2 Exchange Consideration (in the case of the Tendering Class A.2 Shareholders);

(c)	prior payment in full to each Tendering Class B Shareholder that submitted a Notice of Class B Retraction at least 30 days prior to the date of the Liquidation Event of the Cash Amount;

(d)	any Unpaid Dividends, Unpaid Class A.1 Dividends or Unpaid Class A.2 Dividends; and

(e)	prior payment in full to each Tendering Class C Shareholder that submitted a Notice of Class C Retraction at least 30 days prior to the date of the Liquidation Event of the Class C Retraction Amount.

1.25. If, upon any such Liquidation Event, the assets of the Company are insufficient to make payment in full to all Class A.1 Shareholders and Class A.2 Shareholders of the foregoing amounts set forth in §1.23 with respect to the Liquidation Event, then such assets (or consideration) shall be distributed among the Class A.1 Shareholders and the Class A.2 Shareholders at the time outstanding, rateably on a pari passu basis in proportion to the full amounts to which they would otherwise be respectively entitled to receive under §1.23.

BIP Liquidation Call Right

1.26. Notwithstanding §1.23, BIP will have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the occurrence of any Liquidation Event, to purchase from, or cause its affiliate to purchase from, all but not less than all of the Class A.1 Shareholders and the Class A.2 Shareholders on the Liquidation Date all but not less than all of the Class A.1 Shares and the Class A.2 Shares held by each such holder in exchange for the issuance by BIP of such number of BIP Units per Class A.1 Share or Class A.2 Share equal to the Conversion Factor in effect on the Liquidation Reference Date (and together with a cash amount for each Class A.1 Share or Class A.2 Share equal to any Unpaid Class A.1 Dividends or Unpaid Class A.2 Dividends, the “Liquidation Call Consideration”). In the event of the exercise of a Liquidation Call Right, each such Class A.1 Shareholder and Class A.2 Shareholder will be obligated on the Liquidation Date to sell all the Class A.1 Shares and Class A.2 Shares held by such holder to BIP on the Liquidation Date upon issuance by BIP to the holder of the Liquidation Call Consideration for each such Class A.1 Share and Class A.2 Share and the Company will have no obligation to pay any Class A.1 Liquidation Amount or Class A.2 Liquidation Amount to the holders of such Class A.1 Shares and Class A.2 Shares so purchased by BIP.

1.27. In order to exercise the Liquidation Call Right, BIP must notify the Transfer Agent in writing, as agent for the Class A.1 Shareholders, Class A.2 Shareholders and the Company, of its intention to exercise such right at least 30 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding up of the Company and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding up of the Company. If BIP exercises the Liquidation Call Right in accordance with this §1.27, all obligations of the Company under §1.23 to §1.25 will terminate and on the Liquidation Date BIP will purchase and Class A.1 Shareholders and Class A.2 Shareholders will sell all of their Class A.1 Shares and Class A.2 Shares then outstanding for a price per share equal to the Liquidation Call Consideration.

Automatic Redemption Rights

1.28. Subject to the exercise of the Liquidation Call Right, in connection with a BIP Liquidation Event, including where substantially concurrent with a Liquidation Event, the Company shall, subject to applicable Law, redeem all outstanding Class A.1 Shares and Class A.2 Shares on the day prior to the effective date of the BIP Liquidation Event and immediately prior to the automatic redemption by BIPC of the then outstanding BIPC Class A Shares for, in its sole and absolute discretion, in respect of each Class A.1 Share or Class A.2 Share redeemed (i) an amount in cash per share equal to the BIP Unit Value on the Trading Day immediately preceding the public announcement of the BIP Liquidation Event multiplied by the Conversion Factor (together with a cash amount for each Class A.1 Share or Class A.2 Share, as applicable, equal to any Unpaid Class A.1 Dividends or Unpaid Class A.2 Dividends), or (ii) such number of BIP Units equal to the Conversion Factor in effect on the Trading Day immediately preceding the public announcement of the BIP Liquidation Event (together with a cash amount for each Class A.1 Share or Class A.2 Share, as applicable, equal to any Unpaid Class A.1 Dividends or Unpaid Class A.2 Dividends).

Call Right

1.29. Each Class A.1 Shareholder, whether a registered holder or a beneficial holder, by virtue of becoming and being such a holder will be deemed to acknowledge the Liquidation Call Right in favour of BIP, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs and to be bound thereby in favour of BIP as herein provided.

PART 2

SPECIAL RIGHTS AND RESTRICTIONS

CLASS A.2 EXCHANGEABLE NON-VOTING SHARES

Special Rights and Restrictions

2.1. The Class A.2 Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 2.

2.1A Capitalized terms not defined in this Part 2 shall have the meaning given to them in Part 1.1A and in the Articles of the Company in effect on October 9, 2024.

DIVIDENDS

Dividend Rights

2.2. Each Class A.2 Shareholder shall be entitled to receive, and the Company shall pay thereon, as and when declared by the board of directors, a dividend on each Class A.2 Share in an amount in cash for each Class A.2 Share equal to the cash distribution declared on each BIP Unit on each BIP Distribution Declaration Date occurring after the first date of issuance of the Class A.2 Shares multiplied by the Conversion Factor in effect on the Record Date of such dividend (the “Class A.2 Dividend”), it being understood that Class A.2 Shareholders will not be entitled to any dividends other than the Class A.2 Dividend.

Unpaid Class A.2 Dividends

2.3. If the full amount of a Class A.2 Dividend is not declared on a BIP Distribution Declaration Date, or is declared but is not paid on the payment date, then such Class A.2 Dividend shall accrue and accumulate, whether or not the Company has earnings, whether or not there are funds legally available for the payment thereof and whether or not such distributions are earned or authorized (such amounts, the “Unpaid Class A.2 Dividends”). Any dividend payment made on the Class A.2 Shares shall first be credited against the earliest Unpaid Class A.2 Dividends with respect to such Class A.2 Shares that remains payable.

Stock Dividends

2.4. In the event a dividend is declared and paid on the Class A.1 Shares consisting of Class A.1 Shares, the board shall, subject to applicable Law, contemporaneously declare and pay an equivalent dividend on the Class A.2 Shares consisting of Class A.2 Shares.

Payment of Dividends

2.5. Cheques of the Company, wire transfers or other electronic means of payment may be issued or initiated, as applicable, in respect of all Class A.2 Dividends contemplated by §2.2 and the sending of such cheque, wire transfer or other electronic means of payment, as applicable, to each Class A.2 Shareholder will satisfy the cash dividend represented thereby unless, in the case of a cheque, the cheque is not paid on presentation.

Record and Payment Dates

2.6. The Record Date with respect to any Class A.2 Dividend declared by the board of directors and the payment date of such Class A.2 Dividend will be on or about the Record Date and the payment date, respectively, for the corresponding distribution declared on the BIP Units, each as approved by the board of directors.

RANKING

Ranking of the Class A.2 Shares

2.7. The Class A.2 Shares shall, as to the payment of dividends and return of capital in a Liquidation Event, rank pari passu with the Class A.1 Shares, junior to the Preferred Shares and senior to the Class B Shares, the Class C Shares and any other shares ranking junior to the Class A.2 Shares with respect to priority in payment of dividends and return of capital in the event of the liquidation, dissolution or winding-up of the Company.

VOTING

Voting Rights

2.8. Each Class A.2 Shareholder will be entitled to receive notice of, and to attend all meetings of shareholders of the Company, but will not be entitled to vote at any such meetings.

Amendment with Approval of Class A.2 Shareholders

2.9. In addition to any other approvals required by Law, the rights, privileges, restrictions and conditions attached to the Class A.2 Shares as a class may be added to, changed or removed but only with the approval of the Class A.2 Shareholders given as hereinafter specified.

2.10. The approval of the Class A.2 Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class A.2 Shares as a class or in respect of any other matter requiring the consent of the holders of the Class A.2 Shareholders may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the Class A.2 Shareholders or passed by the affirmative vote of at least two thirds of the votes cast at a meeting of the Class A.2 Shareholders duly called for that purpose. On every poll taken at every meeting of the Class A.2 Shareholders as a class, each Class A.2 Shareholder entitled to vote thereat shall have one vote in respect of each Class A.2 Share held.

EXCHANGE RIGHTS

Exchange at the Option of the Class A.2 Shareholder

2.11. Subject to applicable Law, the Ownership Cap and due exercise by BIP or BIPC of the Exchange-Redemption Call Right, at any time from and after the date of the issuance of the Class A.2 Shares, each Class A.2 Shareholder shall have an Exchange Right which may be exercised by delivering Notice of Exchange to the Transfer Agent by or on behalf of such Class

A.2 Shareholder (such Class A.2 Shares specified in the Notice of Exchange being hereafter referred to as “Tendered Class A.2 Shares” and such Class A.2 Shareholder, the “Tendering Class A.2 Shareholder”) for (a) the BIP Units Amount per Tendered Class A.2 Share, (b) one BIPC Class A Share per Class A.2 Share multiplied by the Conversion Factor or its cash equivalent based on the NYSE closing price of the BIPC Class A Share as at the date of receipt of a Notice of Exchange (or if such date is not a business day, the first business day thereafter) in respect of the Class A.2 Shares (“BIPC Class A Share Amount”) (either the BIP Units Amount or the BIPC Class A Share Amount being the “Class A.2 Share Consideration”) or (c) if the Company elects in its sole and absolute discretion, the Cash Amount (in lieu of the Class A.2 Share Consideration per Tendered Class A.2 Share), plus, in all cases, a cash amount equal to any Unpaid Class A.2 Dividends per Tendered Class A.2 Share.

Notice of Exchange

2.12. A Class A.2 Shareholder must deliver a Notice of Exchange either electronically (by electronic mail or by any other electronic procedure that may be established by the Transfer Agent and communicated to the Class A.2 Shareholders by the Company or the Transfer Agent) or physically (by mail, courier, hand delivery or otherwise) to any office of the Transfer Agent prior to the issuance by the Company of a Notice of Class A.2 Redemption or the announcement of a Liquidation Event in order to exercise his, her or its Exchange Right.

Satisfaction of Exchange Rights

2.13. Upon receipt by the Transfer Agent of a Notice of Exchange and such additional documents and instruments as the Company or the Transfer Agent may reasonably require, and provided that BIP or BIPC, as applicable, has not exercised the Exchange-Redemption Call Right, the Company will redeem the applicable Tendered Class A.2 Shares on or prior to the Specified Exchange Date. The Company will deliver or cause to be delivered to the Tendering Class A.2 Shareholder, at the address of the holder recorded in the register of the Company for the Class A.2 Shares or at the address specified in the holder’s Notice of Exchange, either (i) the Class A.2 Share Consideration, as applicable, or (ii) the Cash Amount, as the Company may determine in its sole and absolute discretion, together with a cash amount for each Tendered Class A.2 Share equal to any Unpaid Class A.2 Dividends per Tendered Class A.2 Share ((i) or (ii), plus such Unpaid Class A.2 Dividends collectively being the “Class A.2 Exchange Consideration”) and such delivery of such Class A.2 Exchange Consideration by or on behalf of the Company by the Transfer Agent will be deemed to be payment of and will satisfy and discharge all liability for the Exchange Rights so exercised. Should the Company elect to satisfy Exchange Rights by delivering the Cash Amount, then the payment of such amount shall be made in the manner set forth in §2.5.

2.14. Until such time as BIPC owns, directly or indirectly, all of the issued and outstanding Class B Shares and Class C Shares, the BN Group will not be permitted to receive in exchange for Class A.2 Shares, and neither BIPC nor the Company will deliver as Class A.2 Share Consideration, a number of BIPC Class A Shares that would result in the BN Group, after giving effect to the exchange, directly or indirectly, beneficially owning, controlling or holding in aggregate a number of shares of BIPC with a fair market value equal to 9.5% or more of the aggregate fair market value of all of the issued and outstanding shares of BIPC immediately after the exchange (the “Ownership Cap”). Any Notice of Exchange delivered by a holder of Class

A.2 Shares in the BN Group will be required to include a certification as to the BN Group’s ownership of BIPC shares following the proposed exchange. If a Tendering Class A.2 Shareholder tenders for exchange for BIPC Class A Shares a number of Class A.2 Shares that would result, in the determination of the board of directors of BIPC, in its sole discretion, in the BN Group exceeding the Ownership Cap, then the Notice of Exchange will be automatically amended to reduce the number of Class A.2 Shares tendered for exchange to a number that would result in the BN Group owning one (1) BIPC Class A Share less than the Ownership Cap.

2.15. Any Tendering Class A.2 Shareholder shall have no further right, with respect to any Tendered Class A.2 Shares redeemed, repurchased or exchanged, to receive any dividends on Class A.2 Shares with a Record Date on or after the date on which the Transfer Agent receives such Notice of Exchange. Each Tendering Class A.2 Shareholder shall continue to own each Class A.2 Share subject to any Notice of Exchange, and be treated as a Class A.2 Shareholder with respect to each such Class A.2 Share for all other purposes of these Articles, until such Class A.2 Share has been redeemed in accordance with §2.13. A Tendering Class A.2 Shareholder shall have no rights as (a) a unitholder of BIP with respect to any BIP Units to be received by such Tendering Class A.2 Shareholder in exchange for Tendered Class A.2 Shares pursuant to §2.11 until the Transfer Agent has issued such BIP Units to such Tendering Class A.2 Shareholder or (b) as a shareholder of BIPC with respect to any BIPC Class A Shares to be received by such Tendering Class A.2 Shareholder in exchange for Tendered Class A.2 Shares pursuant to §2.11 until the Transfer Agent has issued such BIPC Class A Shares to such Tendering Class A.2 Shareholder.

2.16. Notwithstanding anything to the contrary set forth herein, the Company will not be obligated to redeem Tendered Class A.2 Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law. If the Company believes that it would not be permitted by any such requirements or other provisions to redeem the Tendered Class A.2 Shares, and BIP or BIPC, as applicable, has not exercised the Exchange-Redemption Call Right with respect to the Tendered Class A.2 Shares, the Company will only be obligated to redeem the maximum number of Tendered Class A.2 Shares (rounded down to a whole number of Class A.2 Shares) that would not be contrary to such requirements or other provisions. The Company will notify any such Tendering Class A.2 Shareholder at least one Business Day prior to the Specified Exchange Date as to the number of Tendered Class A.2 Shares that will be redeemed by the Company. Where there is more than one Tendering Class A.2 Shareholder, the Company will redeem the maximum number of Tendered Class A.2 Shares that would not be contrary to such requirements or other provisions among such Tendering Class A.2 Shareholders on a pro rata basis.

No Fractional BIP Units or BIPC Class A Shares

2.17. Notwithstanding anything to the contrary set forth herein, no fractional BIP Units shall be issued in connection with the satisfaction of Exchange Rights, in connection with a redemption of a Class A.2 Share or in connection with a Liquidation Event. In lieu of any fractional BIP Units to which the Tendering Class A.2 Shareholder would otherwise be entitled, the Company shall pay a cash amount equal to the BIP Unit Value on the Trading Day immediately preceding the Exchange Date multiplied by such fraction of a BIP Unit.

2.18. Notwithstanding anything to the contrary set forth herein, no fractional BIPC Class A Shares shall be issued in connection with the satisfaction of Exchange Rights or in connection with a redemption of a Class A.2 Share. In lieu of any fractional BIPC Class A Shares to which the Tendering Class A.2 Shareholder would otherwise be entitled, the Company shall pay a cash amount equal to the BIPC Class A Share Amount on the Trading Day immediately preceding the Exchange Date multiplied by such fraction of a BIPC Class A Share.

Withholding Taxes

2.19. Each Tendering Class A.2 Shareholder shall be required to pay to the Company the amount of any tax withholding due upon the redemption of Tendered Class A.2 Shares pursuant to §2.11 to §2.13 and will be deemed to have authorized the Company to retain such portion of the Class A.2 Exchange Consideration as the Company reasonably determines is necessary to satisfy its tax withholding obligations. Before making any withholding pursuant to this §2.19, the Company shall give each Tendering Class A.2 Shareholder within three (3) Business Days after the Company’s receipt of a Notice of Exchange from such Tendering Class A.2 Shareholder, notice of the Company’s good faith estimate of the amount of any anticipated tax withholding (together with the legal basis therefor) due upon the redemption of the Tendered Class A.2 Shares subject to such Notice of Exchange, provide the Tendering Class A.2 Shareholder with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid or reduce such tax withholding, and reasonably cooperate with the Tendering Class A.2 Shareholder in good faith to attempt to reduce any amounts that would otherwise be withheld pursuant to this §2.19; provided that any determination with respect to the tax withholding shall be made by the Company, BIP or an affiliate of BIP, as applicable, in its sole discretion exercised in good faith.

COMPANY REDEMPTION RIGHTS

Company Redemption

2.20. If the Company delivers or causes to be delivered a Notice of Class A.2 Redemption to the Class A.2 Shareholders, it shall redeem all of the issued and outstanding Class A.2 Shares on the Specified Class A.2 Redemption Date. The Company may deliver a Notice of Class A.2 Redemption at any time, in its sole discretion and subject to applicable Law, including in any of the following circumstances:

(a)	a Person acquires 90% of the BIP Units in a take-over bid (as defined by Applicable Securities Laws);

(b)	the holders of BIP Units approve an acquisition of BIP by way of arrangement or amalgamation;

(c)	the holders of BIP Units approve a restructuring or other reorganization of BIP;

(d)	there is a sale of all or substantially all the assets of BIP;

(e)

there is a change of Law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of the Company and the shareholders of the Company, that may result in adverse tax consequences for the Company or the shareholders of the Company; or

(f)	the board, in its good faith, concludes that the holders of BIP Units or the Class A.2 Shareholders are adversely impacted by a fact, change, or other circumstance relating to the Company.

Right of Class B Shareholders to Cause Redemption of Class A.2 Shares

2.21. All of the Class B Shareholders may, at any time and in their sole discretion, deliver a notice to the Company specifying a date upon which the Company shall redeem all of the issued and outstanding Class A.2 Shares (provided that such specified date is no less than 60 days from the date on which the Class B Shareholders deliver such notice), and as soon as reasonably practicable after the receipt of such notice, the Company shall, subject to applicable Law, deliver a Notice of Class A.2 Redemption to the Class A.2 Shareholders and, without the consent of the Class A.2 Shareholders, shall redeem all of the Class A.2 Shares on the Specified Class A.2 Redemption Date.

Redemption Procedure

2.22. In the event of a redemption of the Class A.2 Shares, each Class A.2 Shareholder shall be considered a Tendering Class A.2 Shareholder and each Class A.2 Share shall be considered a Tendered Class A.2 Share for the purposes of §2.20 to §2.23, and the Company shall, at or prior to Close of Business on the Specified Class A.2 Redemption Date, pay to each Tendering Class A.2 Shareholder either (i) the BIP Units Amount, (ii) BIPC Class A Share Amount, or (iii) the Cash Amount, as the Company may determine in its sole and absolute discretion, together with a cash amount for each Tendered Class A.2 Share equal to any Unpaid Class A.2 Dividends in respect of the Class A.2 Shares per Tendered Class A.2 Share ((i), (ii) or (iii), plus such Unpaid Class A.2 Dividends in respect of the Class A.2 Shares collectively being the “Class A.2 Redemption Consideration”) and such delivery of such Class A.2 Redemption Consideration by or on behalf of the Company by the Transfer Agent will be deemed to be payment of and will satisfy and discharge all liability for the redemption of the Class A.2 Shares. Should the Company elect to satisfy its obligation to redeem the Class A.2 Shares by delivering the Cash Amount, then the payment of such amount shall be made in the manner set forth in §2.5.

2.23. §2.14 to §2.19 shall apply in their entirety, mutatis mutandis, to a redemption of the Class A.2 Shares.

Exchange-Redemption Call Right

2.24. Notwithstanding the provisions in §2.11 to §2.23 above,

(a)

in the event the Company receives a Notice of Exchange from a Tendering Class A.2 Shareholder specifying a tender for BIP Units, BIP shall have an overriding right to acquire, or cause its affiliate to acquire all, but not less than all, of the Tendered Class A.2 Shares from the Tendering Class A.2 Shareholder by delivering the BIP Units Amount or the Cash Amount (the form of such payment to be determined by BIP in its sole and absolute discretion) in accordance with §2.11 to §2.19, mutatis mutandis, in satisfaction of the obligations of the Company, and

(b)

in the event the Company receives a Notice of Exchange from a Tendering Class A.2 Shareholder specifying a tender for BIPC Class A Shares, BIPC shall have an overriding right to acquire, or cause its affiliate to acquire all, but not less than all, of the Tendered Class A.2 Shares from the Tendering Class A.2 Shareholder by delivering the BIPC Class A Share Amount or the Cash Amount (the form of such payment to be determined by BIPC in its sole and absolute discretion) in accordance with §2.11 to §2.19, mutatis mutandis, in satisfaction of the obligations of the Company, and

(c)

in the event the Company provides a Notice of Class A.2 Redemption to each Class A.2 Shareholder, BIP or BIPC shall have an overriding right to acquire, or cause its affiliate to acquire all, but not less than all, of the Class A.2 Shares from each Class A.2 Shareholder by delivering the Class A.2 Redemption Consideration (the form of Class A.2 Redemption Consideration to be determined by BIP or BIPC in their sole and absolute discretion) in accordance with §2.20 to §2.23, mutatis mutandis, in satisfaction of the obligations of the Company as set out therein (the right in either (a) or (b) being the “Exchange-Redemption Call Right”), and in the event of the exercise by BIP or BIPC of the Exchange-Redemption Call Right, each Tendering Class A.2 Shareholder will be obligated to sell all Tendered Class A.2 Shares held by such Tendering Class A.2 Shareholder to BIP or BIPC (or its affiliate, as applicable) on delivery by BIP or BIPC (or its affiliate, as applicable) to such Tendering Class A.2 Shareholder of the Class A.2 Exchange Consideration or the Class A.2 Redemption Consideration, as applicable, and the Company will have no obligation to pay any Class A.2 Exchange Consideration or Class A.2 Redemption Consideration to the holders of such Class A.2 Shares so purchased by BIP or BIPC (or its affiliate, as applicable).

2.25. In order to exercise their Exchange-Redemption Call Right, BIP or BIPC must notify the Transfer Agent in writing, as agent for the holders of Class A.2 Shares, and the Company, of its intention to exercise such right at least 3 days before the Specified Exchange Date or at least 10 days before the Specified Class A.2 Redemption Date, as applicable. Delivery by BIP or BIPC to the Transfer Agent of a standing direction as to any exercise of the Exchange-Redemption Call Right in respect of the exercise of Exchange Rights shall satisfy the notification requirements set forth in this §2.25.

LIQUIDATION

Liquidation Rights

2.26. Upon any Liquidation Event, including where substantially concurrent with a BIP Liquidation Event, each Class A.2 Shareholder shall, subject to the exercise of the Liquidation Call Right and to §1.28, be entitled to be paid out of the assets of the Company legally available for distribution on the Liquidation Date an amount in cash per Class A.2 Share then held by them equal to the BIP Unit Value on the Liquidation Reference Date multiplied by the Conversion Factor (and together with a cash amount for each Class A.2 Share equal to any Unpaid Class A.2 Dividends per Class A.2 Share, the “Class A.2 Liquidation Amount”). Notwithstanding the foregoing, in connection with a Liquidation Event, including where substantially concurrent with a BIP Liquidation Event, if the Company, in its sole and absolute discretion elects, it may, subject to applicable Law, redeem all of the outstanding Class A.2 Shares in exchange for such number of BIP Units per Class A.2 Share equal to the Conversion Factor in effect on the Liquidation Reference Date, together with a cash amount per Class A.2 Share equal to any Unpaid Class A.2 Dividends per Class A.2 Share in accordance with §2.22 and §2.23, in lieu of paying the Class A.2 Liquidation Amount.

2.27. The rights of the Class A.2 Shareholders to receive the amount set forth in §2.26 is subject to:

(a)	the prior rights of holders of all classes and series of Preferred Shares and any other class of shares ranking in priority or rateably with the Class A.2 Shares;

(b)

prior payment in full to each Tendering Class A Shareholder, Tendering Class A.1 Shareholder and Tendering Class A.2 Shareholder that submitted a Notice of Exchange, at least 10 days prior to the date of the Liquidation Event of the Class A.1 Exchange Consideration (in the case of the Tendering Class A.1 Shareholders) and the Class A.2 Exchange Consideration (in the case of the Tendering Class A.2 Shareholders);

(c)	prior payment in full to each Tendering Class B Shareholder that submitted a Notice of Class B Retraction at least 30 days prior to the date of the Liquidation Event of the Cash Amount;

(d)	any Unpaid Dividends, Unpaid Class A.1 Dividends or Unpaid Class A.2 Dividends; and

(e)	prior payment in full to each Tendering Class C Shareholder that submitted a Notice of Class C Retraction at least 30 days prior to the date of the Liquidation Event of the Class C Retraction Amount.

2.28. If, upon any such Liquidation Event, the assets of the Company are insufficient to make payment in full to all Class A.1 Shareholders and Class A.2 Shareholders of the foregoing amounts set forth in §2.26 with respect to the Liquidation Event, then such assets (or consideration) shall be distributed among the Class A.1 Shareholders and the Class A.2 Shareholders at the time outstanding, rateably on a pari passu basis in proportion to the full amounts to which they would otherwise be respectively entitled to receive under §2.26.

OTHER RIGHTS AND RESTRICTIONS

Conversion of Class A.2 Shares

2.29. Any BIP-Affiliated Class A.2 Shareholder shall be entitled at any time to have any or all of such BIP-Affiliated Class A.2 Shareholder’s Class A.2 Shares converted into Class A.1 Shares or Class C Shares at a conversion rate equal to one Class A.1 Share or Class C Share, as applicable, for each Class A.2 Share in respect of which the conversion right is exercised. The right of conversion herein provided for may be exercised by notice in writing given to the Transfer Agent (a “Conversion Notice”), which notice shall specify the number of Class A.2 Shares that the BIP-Affiliated Class A.2 Shareholder desires to have converted. Upon receipt of a Conversion Notice, the Company shall, subject to applicable Law, promptly issue to the converting BIP-Affiliated Class A.2 Shareholder the requisite number of Class A.1 Shares or Class C Shares and the Transfer Agent shall cancel the converted Class A.2 Shares subject to the Conversion Notice effective concurrently therewith.

Call Right

2.30. Each Class A.2 Shareholder, whether a registered holder or a beneficial holder, by virtue of becoming and being such a holder will be deemed to acknowledge each of the Exchange-Redemption Call Right and the Liquidation Call Right, in each case, in favour of BIP and BIPC, and the overriding nature thereof in connection with the exercise of Exchange Rights, the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, or the retraction or redemption of Class A.2 Shares, as the case may be, and to be bound thereby in favour of BIP or BIPC as herein provided.

EXHIBIT II

Voting Rights of class B shares

VOTING

Voting Rights

26.4 Except as expressly provided herein, each Class B Shareholder will be entitled to receive notice of, and attend and vote at, all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each Class B Shareholder will be entitled to cast a number of votes per Class B Share equal to: (i) the number that is three times the sum of (x) the number of Class A Shares then issued and outstanding, plus (y) the number of votes attached to any shares with voting rights outstanding (other than the Class A Shares and Class B Shares), divided by (ii) the number of Class B Shares then issued and outstanding.

26.5 Except as otherwise expressly provided herein or as required by Law, the Class A Shareholders and the Class B Shareholders will vote together and not as separate classes.

26.6 At any time that no Class A Shares are outstanding but there are shares other than the Class B Shares issued and outstanding with voting rights, each Class B Shareholder will be entitled to cast a number of votes equal to three times the number of votes attached to such issued and outstanding shares (other than the Class B Shares) with voting rights. At any time that no Class A shares or other shares with voting rights are outstanding, or for any vote held only in respect of the Class B Shares, each Class B Shareholder will be entitled to cast one vote per Class B Share.

26.7 Subject to any rights of the holders of any series of Preferred Shares to elect directors under specified circumstances, the holders of the outstanding Class A Shares and Class B Shares, voting together, shall be entitled to vote for the election of all directors of the Company.